







CYBOLT
Security Innovation
SÚPER EMPRESAS
EXPANSIÓN
2021
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www.cybolt.com

Luis Adrián Gómez Moreno

CEO - Committed to improve cybersecurity operations for big and middle size companies.

Naucalpan de Juárez, México, Mexico · Contact info

500+ connections



Cybolt



Universidad La Salle, A.C.

Experience



Chief Executive Officer
Cybolt · Full-time
Feb 2020 – Present · 1 yr 9 mos
Ciudad de México y alrededores, México

CEO and founder of Cybolt, an IT company specialized in cybersecurity solutions.
With +100 employees we provide secure IT environments in companies through México and LATAM.
We handle solutions from top vendors in security and cybersecurity such as RSA, CyberArk, Tenable, Microsoft, IBM...



We are one, we are Cybolt



Chief Executive Officer
ARAME · Full-time
Jan 2005 – Feb 2020 · 15 yrs 2 mos
Mexico City Area, Mexico

CEO and founder at Arame, a company of Grupo Scanda, specialized in cybersecurity.
Securing companies for more than 18 years, working with top vendors and helping financial, retail and public sector companies to operate with safe IT environment.



ARAME- Somos la empresa de...

Education



Universidad La Salle, A.C.
Ingeniería Cibernética, Cibernetica
1990 – 1995

Media (1)



Universidad La Salle | Profesionales con valor